


17005629

Washington, D. C 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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FEB 2 4 2017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

406

SEC FILE NUMBER
8-53388

REPORT FOR THE PERIOD BEGINNING _____January 1, 2016_____ AND ENDING _____December 31, 2016_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Feldstein Financial Group**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

45 Seminary Avenue
(No. and Street)

Chester	**NJ**	**07930**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Feldstein   **908 879-9559**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue	**Red Bank**	**NJ**	**07701**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (06-02)   unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven Feldstein** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Feldstein Financial Group** , as of **December 31, 2016** , are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN C. DOHERTY
NOTARY PUBLIC, State of New York
No. 01-05020932
Qualified in New York County
Certificate Filed in New York County
Commission Expires May 22, 20__

_____
Signature

CEO
_____
Title

Notary Public

This report ** contains (check applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f)	Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information relating to the Possession of Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
	(k)	A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l)	An Oath or Affirmation
X	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

FELDSTEIN FINANCIAL GROUP, LLC

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016

FELDSTEIN FINANCIAL GROUP, LLC
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2016

CONTENTS

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, PCAOB

Phone (732) 747-6565	95 Locust Avenue
Fax (732) 747-1230	Red Bank, NJ 07701
LKremerCPA.com	LeighKremer@verizon.net

Independent Auditor's Report

The Member
Feldstein Financial Group, LLC

We have audited the accompanying statement of financial condition of Feldstein Financial Group, LLC, as of December 31, 2016, and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended. These financial statements are the responsibility of Feldstein Financial Group, LLC's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Feldstein Financial Group, LLC as of December 31, 2016, and the results of operations, changes in shareholder equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III -Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leigh J. Kremer, CPA
Red Bank, New Jersey
February 18, 2017

FELDSTEIN FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$	430
Receivables from clearing broker		14,295
Prepaid Expenses		2,002
TOTAL ASSETS	$	16,727

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable & accrued expenses	$	3,100
MEMBER'S EQUITY		13,627
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	16,727

Please see the notes to the financial statements.

FELDSTEIN FINANCIAL GROUP, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Commission & service revenues	$	629,842
Clerance charges		(75,819)
Net margin		554,023
General and administrative expenses:		
General administration		42,442
Total general and administrative expenses		42,442
Income from operations		511,581
Other income:		
Other income		82
Interest income		1,570
Net income before income tax provision		513,232
Provision for income taxes		-
Net income	$	513,232

Please see the notes to the financial statements.

FELDSTEIN FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income		$ 513,232
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Receivables from broker	$ 44,226	
Prepaid Expenses	20	
Securities owned at market value	4,485	
Increase (decrease) in operating liabilities:		
Accounts payable & accrued expenses	(8,259)	
TOTAL ADJUSTMENTS		40,472
NET CASH PROVIDED BY OPERATING ACTIVITIES		553,704
CASH FLOW FROM FINANCING ACTIVITIES:		
Contributions to Member's Equity	18,150	
Distributions paid to member	(603,034)	
NET CASH USED BY FINANCING ACTIVITIES		(584,884)
NET DECREASE IN CASH		(31,180)
CASH AT BEGINNING OF YEAR		31,610
CASH AT END OF YEAR		$ 430
Supplemental disclosures of cash flow information:		
Interest paid during the fiscal year		$ 0
Income taxes paid during the fiscal year		$ 0

Please see the notes to the financial statements.

FELDSTEIN FINANCIAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance at December 31, 2014	$ 85,279
Contributions to Member's Equity	18,150
Distributions paid member	(603,034)
Net income for he fiscal year	513,232
Balance at December 31, 2015	$ 13,627

Please see the notes to the financial statements.

FELDSTEIN FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2016

CREDITS		
Members' equity		$ 13,627
DEBITS		
Prepaid expense	$ 2,002	
TOTAL DEBITS		2,002
NET CAPITAL BEFORE HAIRCUTS		11,625
Haircuts on Securities Owned		0
NET CAPITAL		11,625
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$ 6,625

AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 3,100

Ratio of aggregate indebtedness to net capital 0.2667 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the above computation and
the computation included in the Company's corresponding unaudited
Form X-17A-5 Part IIA filing.

Please see the notes to the financial statements.

Feldstein Financial Group, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2016

1. Organization

Feldstein Financial Group, LLC (the Company) is a privately held Limited Liability Company formed in New Jersey in 2002 for the purpose of conducting business as a securities broker/dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients. The Company operates under the exempt provisions of the Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Use of Estimates-The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission income -Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection.

Cash-For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a single member limited liability company under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual member and therefore, no provision for federal income taxes has been included in these financial statements.

8

Feldstein Financial Group, LLC
Notes to the Financial Statements (Continued)
For the Year Ended December 31, 2016

3. Fair Value of Financial Instruments

Fair-Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumption market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined is based on the lowest level input that is significant to the fair value measurement.

Cash, prepaid expenses, receivables from clearing broker, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2016 because of their short-term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker

Feldstein Financial Group, LLC
Notes to the Financial Statements (Continued)
For the Year Ended December 31, 2016

5. Related Party Transactions

The Company has executed an expense sharing agreement with a company related to the Company by common ownership, whereby the related company pays for certain allocated overhead costs.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $11,625 which exceeded the minimum requirement of $5,000 by $6,625. The Company's ratio of aggregate indebtedness to net capital was .2667 to 1

8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2016 through the date of this report and found no material subsequent events reportable during this period.

FELDSTEIN FINANCIAL GROUP, LLC

EXEMPTION REPORT PURSANT TO RULE 17A-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to Be Made By Certain Broker Dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (d)(4). To the best of its knowledge and belief, the Company states the following:

The Company claims exemption from Rule 15c3-3 under the provisions in Rule 15c3-3(k)(2)(ii).

The Company meets the identified exemption provisions in Rule 15c3-3(k)(2)(ii) throughout their most recent fiscal year ended December 31, 2016.

Feldstein Financial Group, LLC

I, Steven Feldstein , swear (or affirm) that, to my best knowledge and belief this Exemption Report is true and correct.

By: _Steven Feldstein_

Title: CEO

Date: 2/22/17

See the report of independent registered public accounting firm.

11

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565	95 Locust Avenue
Fax (732) 747-1230	Red Bank, NJ 07701
LKremerCPA.com	LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) Feldstein Financial Group, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Feldstein Financial Group, LLC claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) Feldstein Financial Group, LLC stated that it has met the identified exemption provisions through the most recent fiscal year without exception. Feldstein Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about Feldstein Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J. Kremer, CPA
Red Bank, N.J.
February 18, 2017

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 747-6565	95 Locust Avenue
Fax (732) 747-1230	Red Bank, NJ 07701
LKremerCPA.com	LeighKremer@verizon.net

The Member
Feldstein Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by Feldstein Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Feldstein Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Feldstein Financial Group, LLC's management is responsible for the Feldstein Financial Group, LLC's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Leigh J Kremer, CPA
Red Bank, NJ 07701
February 18, 2017



WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

**CLEVELAND HAUSWIRTH
INVESTMENT MANAGEMENT, INC.**

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2016

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC
Mail Processing
Section
FEB 24 2017
Washington DC
406

```
13*13*******1405******************MIXED AADC 220
53388   FINRA   DEC
FELDSTEIN FINANCIAL GROUP LLC
45 SEMINARY AVE
CHESTER NJ 07930-2615
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stuart Appelson 609-933-3012

2.
A. General Assessment (item 2e from page 2) — $ 1,353

B. Less payment made with SIPC-6 filed (exclude interest) — (813)

07/27/2016
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 540

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) — $ 540

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐
Total (must be same as F above) — $ 540

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Feldstein Financial Group LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 2 day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 631,504

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

      Total additions   0

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   14,593

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   75,819

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
         Code 4075 plus line 2b(4) above) but not in excess
         of total interest and dividend income. $

      (ii) 40% of margin interest earned on customers securities
         accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii)

      Total deductions   90,412

2d. SIPC Net Operating Revenues $ 541,092

2e. General Assessment @ .0025 $ 1,353

(to page 1, line 2.A.)

2